Stevens & Lee
Lawyers & Consultants
620 Freedom Business Center
Suite 200
P. O. Box 62330
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com
January 6, 2009
VIA EDGAR
Mr. Frank Wyman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Phone: (202) 551-3660
Fax: (202) 772-9217

Re:	Mercer Insurance Group, Inc. Form 10-K for Fiscal year Ended December 31, 2007 Form 10-Q for Quarter Ended June 30, 2008 File No. 333-150358
Dear Mr. Wyman:
     On behalf of Mercer Insurance Group, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated October 2, 2008, related to the above-referenced periodic reports filed by the Company.
     We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.
     Please note that our responses contain templates for prospective disclosures. Accordingly, we have left placeholders for 2008 year end financial data, which will be inserted in our next filing, our Form 10-K for the year ended December 31, 2008.
Philadelphia      •     Reading     •     Valley Forge     •     Lehigh Valley     •     Harrisburg     •     Lancaster      •     Scranton
Williamsport     •     Wilkes-Barre     •     Princeton     •     Cherry Hill     •     New York     •     Wilmington
A PROFESSIONAL CORPORATION

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

Form 10-K for Fiscal Year Ended December 31, 2007
TABLE OF CONTENTS

Item 1. Business
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 1. Business
Loss Reserve Development, page 19
1.	Please revise your disclosure to provide a full discussion of the trends depicted in the loss development table including any changes in reinsurance agreements as required by Industry Guide 6.
Response:
Mercer will revise prospectively its discussion of the trends depicted in the loss development table, including any changes in reinsurance agreements. The following discussion of prior year development will be added following the loss development table:
Prior Year Development
     As a result of changes in estimates for losses on insured events occurring in prior years, the liability for losses and loss adjustment expenses increased by $x.x million, $8.2 million and $8.4 million in 2008, 2007 and 2006, respectively.
     The following table presents, by line of business, the change in the liability for unpaid losses and loss adjustment expenses incurred in the years ended December 31, 2008, 2007 and 2006, for insured events of prior years.
Prior year development, by line of business, reported in:

	Year Ended December 31,
	2008	2007	2006
	(In Thousands)
Commercial multi-peril	$—	$(5,911)	$(9,618)
Commercial automobile	—	2,504	1,968
Other liability	—	(4,388)	292
Workers’ compensation	—	787	(525)
Homeowners	—	(1,220)	55
Personal automobile	—	(101)	(571)
Other lines	—	158	(23)

Net favorable (unfavorable) prior year development	$—	$(8,171)	$(8,422)

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

     We evaluate our reserves for loss and loss adjustment expenses by line of business on a quarterly basis. The establishment of loss and loss adjustment expense reserves is an inherently uncertain process and reserve uncertainty stems from a variety of sources. Court decisions, regulatory changes and economic conditions, among other factors, can affect the ultimate cost of claims that occurred in the past as well as create uncertainties regarding future loss cost trends. Similarly, actual experience, including the number of claims and the severity of claims, to the extent it varies from data previously used or projected, will be used to update the projected ultimate liability for losses, by accident year and line of business. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such changes are made. A discussion of factors contributing to an increase (decrease) in the liability for unpaid losses and loss adjustment expenses (as shown in the chart immediately above) for the Group’s major lines, representing XX% of net loss and loss adjustment reserves at December 31, 2008, follows:
     Commercial multi-peril
     With $XXX.X, $140.0, and $120.1 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007 and 2006, respectively, commercial multi-peril is the line of business that carries the largest net loss and loss adjustment expense reserves, representing XX%, 73%, and 73%, respectively, of the Group’s total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007, and 2006.
     The commercial multi-peril line of business experienced adverse prior year development of $X.X million in 2008, $5.9 million in 2007 and $9.6 million in 2006. The majority of this development relates to the West coast contractor liability book of business. Contractor liability claims, particularly construction defect claims, are long-tailed in nature and develop over a period of ten to twelve years, based on the related statute of limitations.
     The adverse development in 2008 and 2007 was driven by higher than expected reported construction defect claim activity, particularly on the 1998 thru 2002 accident years. The adverse development in 2006 was driven by increases in case reserve estimates on claims reported prior to 2006. The adverse development in 2008, 2007 and 2006 includes $x.x million, $0.7 million and $2.8 million, respectively, in reserve increases related to accident years 1997 and prior which

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

are pre-Montrose claims (see discussion of Montrose under the heading of Description of Ultimate Loss Estimation Methods in the Critical Accounting Policies section of ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations).
     The adverse development in 2008, 2007 and 2006 also includes $x.x million, $0.5 million and $1.1 million, respectively, in post-commutation reserve increases for losses formerly subject to reinsurance treaties.
     In 2008 there was $X.X million in favorable development on accident years 2003 thru 2005, due to lower than expected loss emergence. In 2007 and 2006 there was no development on the 2003 thru 2005 accident years. The favorable development was driven by a decrease in claim frequency for accident years 2003 thru 2005 which reflects the impact of both rate increases and changes in underwriting.
     The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.
     Commercial automobile
     With $XX, $16.6, and $13.4 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007, and 2006, respectively, commercial automobile is the Group’s second largest reserved line of business, representing X%, 9%, and 8%, respectively, of the Group’s total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007 and 2006.
     The commercial automobile line of business experienced favorable prior year development of $X.X million in 2008, $2.5 million in 2007 and $2.0 million in 2006.
     The favorable development on the commercial automobile line of business reflects a reduction in claims frequency for the recent accident years and a lower than expected emergence of losses, particularly on the Group’s heavy truck programs like Ready Mix and Aggregate Haulers.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

     The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.
     Other liability
     With $XX.X, $12.4, and $XX.X million of recorded reserves, net of reinsurance, at December 31, 2008, 2007, and 2006, respectively, other liability is the Group’s third largest reserved line of business, representing X%, 6%, and X%, respectively, of the Group’s total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007 and 2006.
     The other liability line of business experienced adverse prior year development of $X.X million in 2008, and $4.4 million in 2007, and favorable development of $0.3 million in 2006.
     The adverse development on the other liability line of business in 2008 and 2007 was primarily the result of an increase in litigation activity resulting in larger than expected settlements and increased litigation expense.
     The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.
     Workers compensation
     With $X.X, $7.6, and $7.3 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007, and 2006, respectively, workers compensation represents X%, 4%, and 4%, respectively, of the Group’s total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007 and 2006. A portion of this business is assumed from the National Involuntary Pool managed by the National Council on Compensation Insurance (NCCI).
     Workers compensation reserves developed adversely in 2008 by $x.x, developed favorably in 2007 by $0.8 million, and developed adversely in 2006 by $0.5 million. This development occurred entirely on business assumed from the National Involuntary Pool managed by the National Council on Compensation Insurance (NCCI).

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

     The actuarial data reported to us by the NCCI is very volatile with significant upward and downward swings. This was especially true in 2008 as we experienced an unanticipated increase in reported losses which led to the adverse development.
     Workers compensation losses have been impacted heavily by medical cost increases which have been significant recently.
     The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.
     All Other lines
     The remaining lines of business, which collectively contributed approximately $X.X, $1.2, and $0.5 million of adverse development for the years ended December 31, 2008, 2007, and 2006, respectively, do not individually reflect any significant trends related to prior year development.
     In order to address the effect of reinsurance on the loss development table, the following paragraph will be added immediately below the loss development table within the Loss And Loss Adjustment Expense Reserves discussion of Part I, Item I:
     Changes in Reinsurance
     In each of the years ended December 31, 2008, 2007 and 2006, reinsurance retentions were increased. An increase in retention means that the Company retains responsibility for losses and loss adjustment expenses to a higher initial threshold before which reinsurance attaches and becomes responsible for the amount of a claim exceeding the threshold, subject to the terms of the reinsurance agreement. The impact of such an increase in retention is generally to cause the net liability for losses and loss adjustment expenses to increase, since fewer losses are ceded to reinsurers, although the direct liability for losses and loss adjustment expenses will be unchanged by a change in retention. This increase in retention will result in a decline over time in the amount of the difference between the Net Liability and Gross Liability totals in the ten-year chart above.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

     For further information about the Company’s reinsurance program and retentions, please see the Reinsurance heading following this heading in this ITEM 1. Business.
     In addition to adding the above paragraph immediately below the loss development table, the Reinsurance discussion of Part I, Item I will be relocated to immediately follow the Loss And Loss Adjustment Expense Reserves discussion. The following table will be added at the beginning of the Reinsurance discussion, and the following paragraphs will be added to the Reinsurance discussion to describe the Company’s major reinsurance treaties and their changes:
The table below summarizes for 2008, 2007 and 2006, the premiums and losses and loss adjustment expenses assumed and ceded under the Group’s reinsurance programs in place for those years:

	2008	2007	2006
Premiums written:
Direct	$—	$182,907	185,745
Assumed	—	1,383	2,374
Ceded	—	(24,623)	(42,328)

Net premiums written	$—	159,667	145,791

Premiums earned:
Direct	$—	$176,395	182,633
Assumed	—	1,801	2,539
Ceded	—	(31,521)	(47,499)

Net premiums earned	$—	146,675	137,673

Losses and loss expenses incurred
Direct	$—	$107,141	115,995
Assumed	—	1,185	3,908
Ceded	—	(17,140)	(32,206)

Net losses and loss expenses incurred	$—	91,186	87,697

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

The Group’s significant reinsurance treaties as of December 31, 2008 are summarized below:
Property Excess of Loss
The Property Excess of Loss program consists of three layers with coverage of $6,650,000 above an $850,000 retention. The first layer is $150,000 excess of $850,000 with a per occurrence limit of $450,000. The second layer is $4.0 million excess of $1.0 million with a per occurrence limit of $8.0 million. The third layer is $2.5 million excess of $5.0 million with a per occurrence limit of $2.5 million. The first and second layers have no annual aggregate limit or reinstatement premium. The third layer has a $5.0 million annual aggregate limit and a reinstatement premium based on the reinsurance premium multiplied by the percentage of reinstated limit. The Group purchases facultative coverage in excess of these limits. There will be no change to this program’s structure for 2009.
Property Catastrophe Excess of Loss
The Property Catastrophe Excess of Loss program consists of three layers with coverage of $50.0 million above a $5.0 million retention. The first layer is $5.0 million excess of $5.0 million with a per occurrence limit of $5.0 million. The second layer is $10.0 million excess of $10.0 million with a per occurrence limit of $10.0 million. The third layer is $35.0 million excess of $20.0 million with a per occurrence limit of $35.0 million. There is an annual aggregate limit of $10.0 million on the first layer, $20.0 million on the second layer and $70.0 million on the third layer. There is a reinstatement premium on each layer based on 50% of the reinsurance premium multiplied by the percentage of reinstated limit. There will be no change to this program’s structure for 2009.
Casualty Excess of Loss
The Casualty Excess of Loss program consists of four layers with coverage of $9,150,000 above an $850,000 retention. The first layer is $150,000 excess of $850,000 with a per occurrence limit of $150,000. The second layer is $1.0 million excess of $1.0 million with a per occurrence limit of $1.0 million. The third layer is $3.0 million excess of $2.0 million with a per occurrence limit of $3.0 million. The fourth layer is only for the workers’ compensation line of

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

business and is $5.0 million excess of $5.0 million with a per occurrence limit of $5.0 million. The first layer has no annual aggregate limit or reinstatement premium. The second, third and fourth layers have a $5.0 million, $6.0 million and $10.0 million annual aggregate limit and no reinstatement premium, respectively. There will be no change to this program’s structure for 2009.
Umbrella Liability Quota Share
The Umbrella Liability Quota Share program consists of two treaties one for the East coast and one for the West coast. The East coast treaty reinsures losses on a 75% quota share basis up to $1.0 million and on a 100% quota share basis in excess of $1.0 million. The West coast treaty reinsures on a 100% quota share basis with the exception of business owner policies which are reinsured 75% up to $1.0 million and then on a 100% quota share basis in excess of $1.0 million. The East coast treaty provides for up to $10.0 million in limit and the West coast treaty provides for $5.0 million. The Group purchases facultative coverage in excess of these limits. For 2009 the West coast treaty will be reinsuring all policies on a 75% quota share basis up to $1.0 million and on a 100% quota share basis in excess of $1.0 million.
Surety Excess of Loss
The Surety Excess of Loss program consists of four layers with coverage of $4.0 million above a $500,000 retention. The first layer is $1.5 million excess of $500,000 with a 10% retention and a per occurrence limit of $1,350,000. The second layer is $1.5 million excess of $2.0 million with a 10% retention and a per occurrence limit of $1,350,000. The third layer is $500,000 excess of $3.5 million with a 10% retention and a per occurrence limit of $450,000. The fourth layer is $500,000 excess of $4.0 million with a 10% retention and a per occurrence limit of $450,000. The first and second layers have a $2.7 million annual aggregate limit and a 25% and 50%, respectively, reinstatement premium. The third and fourth layers each have a $450,000 annual aggregate and no reinstatement premium. The Group’s maximum retention is $900,000 per principal. There will be no change to this program’s structure for 2009.
Terrorism

Stevens & Lee
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U.S. Securities and Exchange Commission
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January 6, 2009

The Terrorism program consists of three treaties. The first treaty is $10.0 million above a $3.0 million retention for commercial lines of business. This coverage does not apply to nuclear, chemical or biological events. The annual aggregate limit is $10.0 million. The second treaty is the Property Terrorism Excess treaty with coverage of $6,650,000 above a $850,000 retention. This coverage does not apply to nuclear, chemical or biological events. The annual aggregate limit is $6,650,000. The third treaty is the Workers’ Compensation Terrorism treaty with coverage of $4,150,000 above a $850,000 retention. This coverage does not apply to nuclear, chemical or biological events. The annual aggregate limit is $4,150,000.
Reinsurance Assumed
     We generally do not assume risks from other insurance companies. However, we are required by statute to participate in certain residual market pools. This participation requires us to assume business for workers’ compensation and for property exposures that are not insured in the voluntary marketplace. We participate in these residual markets pro rata on a market share basis, and as of December 31, 2008, our participation is not material. For the years ended December 31, 2008, 2007 and 2006, our insurance companies assumed $x.x million, $1.4 million and $2.4 million of written premiums, respectively.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Description of Ultimate Loss Estimation Methods, page 39
2.	You disclose that your consulting actuaries determined a range of loss and loss adjustment expense reserves. Please revise your disclosure to discuss what information you receive from consulting actuaries, your procedures for using the information provided by these actuaries when calculating your loss reserves, whether you have adjusted your loss reserve estimates based on any analyses performed by the actuaries and if so by how much.
     Response:
          In the Company’s 2007 Form 10-K on page 41, the Company referred to its consulting actuaries in noting the Company’s range of reserves for losses and loss adjustment expenses. No other mention of consulting actuaries was made in the 10-K. This reference was not intended to suggest that we designate these resources as experts, nor that these resources were performing a special non-recurring reserve review of some type, which was not the case.
          The Company does not have actuaries on staff. Loss reserves are computed by financial personnel, supported by external consulting actuaries, of which the Company uses two regularly, one for the west coast business and one for the east coast business. Both of these actuaries are very experienced, and have worked regularly with the Company for a number of years. These actuaries, two times per year, take data provided to them by the Company, and perform a comprehensive actuarial analysis using a number of actuarial techniques. This analysis is then used as a basis for discussion between company personnel and the actuaries in assessing the loss and loss adjustment reserves and making a selection. As such, the actuaries serve a role similar to that of a company staff actuary, contributing expertise to the reserve selection process while observing their standards of professional practice.
          Based on the fact that the actuaries serve the Company in a role more analogous to that of senior staff company actuaries, it is the Company’s view that discussing the interaction with the actuaries in the 10-K in the way suggested in the Comment may create an erroneous impression for the reader that the actuaries’ role is more of an independent review, as opposed to a resource to work with the Company in performing the comprehensive actuarial analysis.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

For this reason, and consistent with the guidance presented in C&DI Question 141.02, the Company proposes that prospectively all reference to consulting actuaries be deleted from the Company’s filings.
3.	You have provided a range in the table on page 41 that represents the impact on your recorded net reserves of “reasonably likely changes in the variables considered in establishing loss and loss adjustment expense reserves.” Your disclosure indicates that these changes could result in a future reserve deficiency or a future reserve redundancy of up to 10% of recorded net reserves at December 31, 2007 under each outcome. The amounts in this range appear to be inconsistent with the alternate range determined by your consulting actuaries at December 31, 2007. Please revise your disclosure to explain how you considered the range determined by your consulting actuaries in concluding that the range in the table on page 41 was reasonably likely.
Response:
The Company agrees with the observation that the table includes information inconsistent with the disclosed range of loss and loss adjustment expense reserves. The table was first added to the Company’s filings in its 2003 Form S-1 through discussions with the Staff during its review, and was intended to serve as a sensitivity chart based on what-if criteria that was not company-specific, quantifying the impact of the specified percentage changes in total reserves for losses and loss adjustment expenses.

The Company will discontinue use of the table shown on page 41 of the 2007 Form 10-K, and prospectively include in its filings the following revised table, which will use the disclosed range of loss and loss adjustment expense reserves:

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

	Adjusted Loss and	Percentage	Adjusted Loss and	Percentage
Range of Loss	Loss Adjustment	Change in	Loss Adjustment	Change in
and Loss	Reserves Net of	Stockholders	Reserves Net of	Stockholders
Adjustment	Reinsurance as of	Equity as of	Reinsurance as of	Equity as of
Reserves Net of	December 31,	December 31,	December 31,	December 31,
Reinsurance	2008	2008 (1)	2007	2007 (1)
(Dollars in thousands)
Reserve range low end	$XXX	X %	$153,500	19.1%
selected reserves	$XXX	—	$192,017	—
Reserve range high end	$XXX	X %	$200,300	(4.1)%

(1)	Net of tax
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Notes to Condensed Consolidated Financial Statements
8. Fair Value of Assets and Liabilities, page 18
4.	You indicated in your March 31, 2008 Form 10-Q that valuations for level 2 assets are obtained from third party pricing services. If this continues to be the case, please consider expanding your disclosure to explain the extent to which, and how, pricing information is obtained and used in developing the fair value measurements in your consolidated financial statements. In this regard, please consider the following:
•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

Stevens & Lee
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U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

•	The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether third party quotes are binding or non-binding; and

•	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
     Response:
The Company has revised its footnote disclosure to include expanded disclosure regarding how pricing information is obtained and used in developing the fair value measurements in its consolidated financial statements. The following revised footnote will be incorporated in future filings, and was included in the Form 10-Q for the Fiscal Quarter Ended September 30, 2008:
     Fair Value of Assets and Liabilities
     Effective January 1, 2008, upon adoption of SFAS 159, the Group did not elect to measure at fair value any assets or liabilities that were not otherwise already carried at fair value in accordance with other accounting pronouncements.
     In accordance with SFAS 157, the Group’s financial assets and financial liabilities measured at fair value are categorized into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Stevens & Lee
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•	Level 1 - Valuations based on unadjusted quoted market prices in active markets for identical assets that the Group has the ability to access. Since the valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant amount or degree of judgment.
•	Level 2 - Valuations based on quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.
•	Level 3 - Valuations that are derived from techniques in which one or more of the significant inputs are unobservable, including broker quotes which are non-binding.
     The Group uses quoted values and other data provided by a nationally recognized independent pricing service (pricing service) as inputs into its process for determining fair values of its investments. The pricing service covers over 99% of all asset classes, fixed-income and equity securities, domestic and foreign.
     The pricing service obtains market quotations and actual transaction prices for securities that have quoted prices in active markets. Fixed maturities other than U.S. Treasury securities generally do not trade on a daily basis. For these securities, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, the pricing service uses an Option Adjusted Spread model to develop prepayment and interest rate scenarios.
     Relevant market information, relevant credit information, perceived market movements and sector news is used to evaluate each asset class. The market inputs utilized in the pricing evaluation, include but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data and industry and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs

Stevens & Lee
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may change or some market inputs may not be relevant. For some securities additional inputs may be necessary.
     The pricing service utilized by the Group has indicated that they will only produce an estimate of fair value if there is objectively verifiable information to produce a valuation. If the pricing service discontinues pricing an investment, the Group would be required to produce an estimate of fair value using some of the same methodologies as the pricing service, but would have to make assumptions for market based inputs that are unavailable due to market conditions.
     The Group reviews its securities measured at fair value and discusses the proper classification of such investments with industry contacts and others. A review process is performed on prices received from the pricing service. In addition, a review is performed of the pricing service’s processes, practices and inputs, which include any number of financial models, quotes, trades and other market indicators. Pricing of the portfolio is reviewed on a monthly basis and securities with changes in prices exceeding defined tolerances are verified to other sources (e.g. broker, Bloomberg, etc.). Any price challenges resulting from this review are based upon significant supporting documentation which is provided to the pricing service for their review. The Group does not adjust quotes or prices obtained from the pricing service without first going through this process of challenging the price with the pricing service.
     The fair value estimates of most fixed maturity investments are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for such fixed maturities, other than U.S. Treasury securities, provided by the pricing service are included in the amount disclosed in Level 2 of the hierarchy. The estimated fair values of U.S. Treasury securities are included in the amount disclosed in Level 1 as the estimates are based on unadjusted market prices. The Group determined that Level 2 securities would include corporate bonds, mortgage backed securities, municipal bonds, asset-backed securities, certain U.S. government agencies, non-U.S. government securities, certain short-term securities and investments in mutual funds.
     Securities are generally assigned to Level 3 in cases where non-binding broker/dealer quotes are significant inputs to the valuation and there is a lack of transparency as to whether these quotes are based on information that is

Stevens & Lee
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January 6, 2009

observable in the marketplace. The Group’s Level 3 securities consist of five holdings totalling less than $2.6 million, or less than 1% of the Group’s total investment portfolio. These five securities were valued primarily through the use of non-binding broker quotes.
     Equities that trade on a major exchange are assigned a Level 1. Equities not traded on a major exchange are assigned a Level 2 or 3 based on the criteria and hierarchy described above. Short-term investments such as open ended mutual funds where the fund maintains a constant net asset value of one dollar, money market funds, cash and cash sweep accounts and treasuries bills are classified as Level 1. Level 2 short-term investments include commercial paper and certificates of deposit, for which all inputs are observable.
     Included in Level 2, Other Liabilities are interest rate swap agreements which the Group is a party to in order to hedge the floating interest rate on its Trust Preferred Securities, thereby changing the variable rate exposure to a fixed rate exposure for interest on these obligations. The estimated fair value of the interest rate swaps is obtained from the third-party financial institution counterparties.
     The table below presents the balances of assets and liabilities measured at fair value on a recurring basis.

	September 30, 2008
(in thousands)	Total	Level 1	Level 2	Level 3

Short-term investments	$9,998	$—	$9,998	$—
Fixed-income securities, available for sale	328,548	6,329	319,636	2,583
Equity securities	14,730	13,684	1,000	46

Total assets	$353,276	$20,013	$330,634	$2,629

Other liabilities	$582	$—	$582	$—

Total liabilities	$582	$—	$582	$—

Net losses included in net income relating to assets held and liabilities at September 30, 2008	$(3,685)	$(255)	$(2,865)	$(565)

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	For the Nine Months Ended
	September 30, 2008
	Fixed-income
	securities,
	available	Equity
(in thousands)	for sale	securities

Balance, beginning of period	$2,399	$823
Total net (losses)/gains included in net income	(562)	657
Total net losses included in other comprehensive income	(186)	(682)
Purchases, sales, issuances and settlements, net	932	(752)

Balance, end of period	$2,583	$46

	For the Three Months Ended
	September 30, 2008
	Fixed-income
	securities,
	available	Equity
(in thousands)	for sale	securities

Balance, beginning of period	$3,357	$823
Total net (losses)/gains included in net income	(562)	657
Total net losses included in other comprehensive income	(177)	(682)
Purchases, sales, issuances and settlements, net	(35)	(752)

Balance, end of period	$2,583	$46

For the nine months ended September 30, 2008, there were no assets or liabilities measured at fair value on a nonrecurring basis.
* * * * *
In connection with the filing of our responses to your comments, The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-noted filings,

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
January 6, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 205-6028.
Very truly yours,
STEVENS & LEE
/s/ Jeffrey P. Waldron
Jeffrey P. Waldron